UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Team Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87815X109

(CUSIP Number)

John A. Granda, Esq.

Stinson Morrison Hecker LLP

1201 Walnut, Suite 2900

Kansas City, Missouri 64106

(816) 691-3188

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
O. Gene Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	406,748 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			406,748 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.3% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,597,671 shares outstanding as of December 4, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on December 8, 2008).

Page 2 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Mariner Wealth Advisors, LLC

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Kansas

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	406,748 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			406,748 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.3% (2)

(14) Type of Reporting Person (See Instructions) IA

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,597,671 shares outstanding as of December 4, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on December 8, 2008).

Page 3 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Martin C. Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	406,748 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			406,748 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.3% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,597,671 shares outstanding as of December 4, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on December 8, 2008).

Page 4 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Cherona Bicknell

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	406,748 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			406,748 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.3% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,597,671 shares outstanding as of December 4, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on December 8, 2008).

Page 5 of 12 Pages

CUSIP No. 87815X109

(1) Names of Reporting Persons.
Bruce Kusmin

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) ☒
(b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power
Beneficially
Owned by Each	(8)	Shared Voting Power	406,007 (1)
Reporting
Person	(9)	Sole Dispositive Power
With
	(10)	Shared Dispositive Power	406,748 (1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			406,748 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			11.3% (2)

(14) Type of Reporting Person (See Instructions) IN

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based upon 3,597,671 shares outstanding as of December 4, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on December 8, 2008).

Page 6 of 12 Pages

This Amendment No. 6 relates to the Schedule 13D, as amended, filed by Bicknell Family Holding Company, LLC, Bicknell Family Management Company, LLC, Bicknell Family Management Company Trust, Mariner Wealth Advisors, LLC, Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin with the Securities and Exchange Commission relating to the common stock, no par value of Team Financial, Inc., a Kansas corporation (the "Issuer"). The Schedule 13D was originally filed with the Securities and Exchange Commission on August 21, 2006, Amendment No. 1 to the Schedule 13D was filed on November 13, 2006, Amendment No. 2 to the Schedule 13D was filed on August 31, 2007, Amendment No. 3 to the Schedule 13D was filed on November 15, 2007, Amendment No. 4 to the Schedule 13D was filed on June 9, 2008, and Amendment No. 5 to the Schedule 13D was filed on June 26, 2008 (the Schedule 13D, as previously amended, is hereafter referred to as the "Schedule 13D"). Terms defined in the Schedule 13D are used herein with the same meaning.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by addition of the following:

This statement is filed by O. Gene Bicknell, Mariner Wealth Advisors, LLC, Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin (the "Reporting Persons"). The business address of each of the Reporting Persons is c/o Mariner Wealth Advisors, LLC, 4200 W. 115th Street, Leawood, KS 66211

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by addition of the following:

On October 23, 2008, Bicknell Family Holding Company, LLC transferred all of its shares of Common Stock to O. Gene Bicknell. As a result of the transfer, O. Gene Bicknell is now deemed a member of a "group" along with the other Reporting Persons, whereby each Reporting Person may be deemed to possess beneficial ownership of the shares of Common Stock owned by the other members of the group. Additionally, as a result of the transfer to O. Gene Bicknell, Bicknell Family Holding Company, LLC, Bicknell Family Management Company, LLC and Bicknell Family Management Company are no longer deemed members of the group with the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) For purposes of this filing, all Reporting Persons are acting as a group pursuant to Rule 13d-5(b)(1). As such, each Reporting Person is deemed, for purposes of Section 13(d) of the Act and this Schedule 13D, to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group. Therefore, the aggregate number of shares of Common Stock beneficially owned by each Reporting Person is 406,748 shares, and the percentage of Common Stock beneficially owned by each Reporting Person is 11.3%, based on 3,597,671 shares outstanding as of December 4, 2008 (according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on December 8, 2008).

The following information is provided to clarify the share ownership and voting and investment power held by individual members of the group:

O. Gene Bicknell is the direct beneficial owner of 397,474.71 shares of Common Stock, which represents approximately 11.0% of the outstanding shares of Common Stock. O. Gene Bicknell shares voting and dispositive power with respect to these shares with Martin C. Bicknell.

Page 7 of 12 Pages

Cherona Bicknell is the direct beneficial owner of 5,031.86 shares of Common Stock, which represents approximately 0.1% of the outstanding shares of Common Stock. Cherona Bicknell shares voting power and dispositive power with respect to these shares with Martin C. Bicknell.

Mariner Wealth Advisors, LLC, as a registered investment advisor, has dispositive power with respect to the 406,007 shares of Common Stock held in managed accounts for O. Gene Bicknell, Martin C. Bicknell, Cherona Bicknell and Bruce Kusmin, and dispositive power with respect to an additional 741.36 shares of Common Stock held in a managed account for another client pursuant to a discretionary investment management agreement with that client.

Martin C. Bicknell is the direct beneficial owner of 1,500 shares of Common Stock held in an Individual Retirement Account. Additionally, as manager of Mariner Wealth Advisors, LLC, he may be deemed to be a beneficial owner of any shares of Common Stock of which Mariner Wealth Advisors, LLC is a beneficial owner. Martin C. Bicknell is also the joint tenant with Cherona Bicknell of the shares of Common Stock held by her. Martin C. Bicknell is the son of O. Gene Bicknell and the husband of Cherona Bicknell.

Bruce Kusmin, as President of Mariner Wealth Advisors, LLC, may be deemed to have investment power over the 406,748 shares of Common Stock held in managed accounts of Mariner Wealth Advisors, LLC pursuant to discretionary investment management agreements with its clients. However, Bruce Kusmin disclaims beneficial ownership of such shares (other than 2,000 shares held by a trust for the benefit of his spouse).

All percentage calculations contained in this Schedule 13D are based on an assumed total of 3,597,671 shares outstanding as of December 4, 2008 (based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on December 8, 2008).

(c) There have been no transactions in the Common Stock during the past 60 days by the Reporting Persons.

(d) Not applicable

(e) Not applicable

Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

*/s/ O. Gene Bicknell
O. Gene Bicknell

Dated: February 20, 2009

MARINER WEALTH ADVISORS, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager

Dated: February 20, 2009

/s/ Martin C. Bicknell
Martin C. Bicknell

Dated: February 20, 2009

*/s/ Cherona Bicknell
Cherona Bicknell

Dated: February 20, 2009

/s/ Bruce Kusmin
Bruce Kusmin

Dated: February 20, 2009

*By:	/s/ Martin C. Bicknell
Martin C. Bicknell
Attorney-in-Fact (pursuant to a power of attorney filed as Exhibit 99.1 to the original Schedule 13D)

Dated: February 20, 2009

Page 9 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Identification of Members of the Group

Page 10 of 12 Pages